Filed Pursuant to Rule 433
Registration No. 333-211899
June 7, 2016

News Release

FOR IMMEDIATE RELEASE

Suncor Energy announces $2.5 billion bought-deal common share financing

Calgary, Alberta (June 7, 2016) — Suncor today announced it has entered into an agreement to sell 71.5 million common shares from treasury, on a bought deal basis, at a price of $35.00 per share (the “Offering”). The net proceeds of the Offering will be used for the previously announced acquisition of an additional five percent interest in the Syncrude joint venture and to reduce certain outstanding indebtedness in order to provide ongoing balance sheet flexibility, including for opportunistic growth transactions that Suncor may identify in the future.

Over the last nine months, Suncor has invested approximately $9 billion via acquisitions and related future development expenditures, resulting in increased, long life production capacity of approximately 164,000 barrels per day. Including the Offering, these investments have been 60% funded by the issuance of equity and 40% by cash and debt, leaving balance sheet flexibility for potential future opportunistic growth transactions.

The Offering will be made through a syndicate of underwriters (the “Underwriters”) led by TD Securities Inc., CIBC Capital Markets and J.P. Morgan Securities Canada Inc. The gross proceeds are expected to be approximately $2.5 billion. Completion of the Offering is subject to, and conditional upon, the receipt of all necessary approvals, including approval of the Toronto Stock Exchange and the New York Stock Exchange.  The Offering is expected to close on or about June 22, 2016.

Suncor has also granted the Underwriters an over-allotment option to purchase up to an additional 10.7 million common shares at the offering price, exercisable at any time until 30 days after closing of the Offering. If the over-allotment option is exercised in full, the gross proceeds from the Offering are expected to be approximately $2.9 billion.

The common shares will be issued by way of a short form prospectus that will be filed with securities regulatory authorities in Canada and with the Securities and Exchange Commission (SEC) in the United States under the multijurisdictional disclosure system.  Suncor has filed a preliminary short form prospectus in respect of the Offering and a registration statement (including the preliminary short form prospectus) with the SEC to which this communication and the Offering relate.  The preliminary short form prospectus is subject to completion or amendment.  In Canada, there will not be any sale or any acceptance of an offer to buy securities until a receipt for the final short form prospectus has been issued.  Before you invest, you should read the short form prospectus and other documents Suncor has filed with the SEC and with the Canadian securities regulatory authorities for more complete information about Suncor and the Offering.  The Offering is made only by the prospectus.

The registration statement relating to the common shares has been filed with the SEC but has not yet become effective. The common shares may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective.  You may obtain any of these documents for free by visiting EDGAR on the SEC website at www.sec.gov or via SEDAR at www.sedar.com. Alternatively, Suncor, any underwriter or any dealer participating in the Offering will arrange to send you the preliminary short form prospectus or you may request it from TD Securities Inc. in Canada, Attention: Symcor, NPM (tel: 289-360-2009, email: sdcconfirms@td.com), 1625 Tech Avenue, Mississauga ON L4W 5P5; or you may request it from TD Securities (USA) LLC in the U.S. (tel: 212-827-7392), 31 W 52nd Street, New York NY 10019 or from CIBC Capital Markets in Canada, Attention: Michelene Dougherty (tel: 416-956-3636, email: michelene.dougherty@cibc.ca), 22 Front Street West, Mailroom, Toronto ON, M5J 2W5 or from CIBC Capital Markets in the U.S., Attention: Hector Cruz (tel: 800-282-0822, email: useprospectus@cibc.com), 425 Lexington Avenue, 5th floor, New York, NY or from J.P. Morgan (tel: 866-803-9204, email: prospectus-eq_fi@jpmchase.com).

This news release does not constitute an offer to sell or the solicitation of any offer to buy nor will there be any sale of these securities in any province, state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such province, state or jurisdiction.

Legal Advisory — Forward-Looking Information

This news release contains certain forward-looking information and forward-looking statements (collectively referred to herein as “forward-looking statements”) within the meaning of applicable Canadian and U.S. securities laws. Forward-looking statements are based on Suncor’s current expectations, estimates, projections and assumptions that were made by the company in light of its information available at the time the statement was made and consider Suncor’s experience and its perception of historical trends, including expectations and assumptions concerning: the accuracy of reserves and resources estimates; commodity prices and interest and foreign exchange rates; capital efficiencies and cost savings; applicable royalty rates and tax laws; future production rates; the sufficiency of budgeted capital expenditures in carrying out planned activities; the availability and cost of labour and services; and the receipt, in a timely manner, of regulatory and third-party approvals. In addition, all other statements and information about Suncor’s strategy for growth, expected and future expenditures or investment decisions, commodity prices, costs, schedules, production volumes, operating and financial results and the expected impact of future commitments are forward-looking statements. Some of the forward-looking statements and information may be identified by words like “expects”, “anticipates”, “will”, “estimates”, “plans”, “scheduled”, “intends”, “believes”, “projects”, “indicates”, “could”, “focus”, “vision”, “goal”, “outlook”, “proposed”, “target”, “objective”, “continue”, “should”, “may” and similar expressions.

Forward-looking statements in this news release include references to: expectations that applicable approvals to the Offering will be obtained, the success of the Offering, expected timing of closing of the Offering, the size of the Offering, and the intended use of net proceeds of the Offering, including its effect on Suncor’s financial flexibility and condition and in respect of the successful completion of the acquisition.

Forward-looking statements and information are not guarantees of future performance and involve a number of risks and uncertainties, some that are similar to other oil and gas companies and some that are unique to Suncor. Suncor’s actual results may differ materially from those expressed or implied by its forward-looking statements, so readers are cautioned not to place undue reliance on them.  There can be no assurance that the Offering will ultimately be completed or that Suncor will realize the anticipated benefits from the use of proceeds therefrom. Completion of the Offering is subject to a number of risks and uncertainties, including without limitation, those relating to satisfaction of closing conditions and receipt of all required approvals.  In addition, the intended use of the proceeds of the Offering may change if the acquisition is not completed for any reason or if management or the board of directors of Suncor determines that it would be in the best interests of Suncor to deploy the proceeds for some other purpose.

Suncor’s Management’s Discussion and Analysis dated April 27, 2016 and its most recently filed Annual Information Form, Form 40-F and Annual Report to Shareholders, and other documents it files from time to time with securities regulatory authorities describe the risks, uncertainties, material assumptions and other factors that could influence actual results and such factors are incorporated herein by reference. Copies of these documents are available without charge from Suncor at 150 6th Avenue S.W., Calgary, Alberta T2P 3E3, by calling 1-800-558-9071, or by e-mail request to info@suncor.com or by referring to the company’s profile on SEDAR at sedar.com or EDGAR at sec.gov.  Except as required by applicable securities laws, Suncor disclaims any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Suncor Energy is Canada’s leading integrated energy company. Suncor’s operations include oil sands development and upgrading, conventional and offshore oil and gas production, petroleum refining, and product marketing under the Petro-Canada brand. A member of Dow Jones Sustainability indexes, FTSE4Good and CDP, Suncor is working to responsibly develop petroleum resources while also growing a renewable energy portfolio. Suncor is listed on the UN Global Compact 100 stock index and the Corporate Knights’ Global 100. Suncor’s common shares (symbol: SU) are listed on the Toronto and New York stock exchanges.

For more information about Suncor, visit our web site at suncor.com, follow us on Twitter @SuncorEnergy, or come and See what Yes can do.

Media inquiries:

403-296-4000

media@suncor.com

Investor inquiries:

800-558-9071

invest@suncor.com